VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel                                                  June 22, 2007
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA



Re:      BT Group plc
         Form 20-F for the Fiscal Year Ended March 31, 2006
         File Number: 1-08819


Dear Mr. Spirgel,

The following responds to your comment as set forth in the telephone conversation on June 15, 2007 with Kathryn Jacobson of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the above-referenced filing. As of the above date we have also separately responded to the Staff's comment in respect of the Form 20-F filing for British Telecommunications plc for the fiscal year ended March 31, 2006. The Staff's comment is highlighted in bold and italics below followed by BT Group plc's (the "company") response.

Form 6-K as of May 31, 2006
Annual Report

Group balance sheet, page 76

1. We note your response to prior comment 2; in future filings please discuss in the MD&A what the sub total "total assets less current liabilities" represents and why it is meaningful to your investors. Refer to para 69 of IAS 1.

We note the above comment and will include further disclosure in the MD&A in our future filings.

As we previously noted, IAS 1, paragraph 69 allows the presentation of additional line items, headings and sub-totals on the face of the balance sheet when such presentation is relevant to an understanding of the entity's financial position.

We continue to believe it is appropriate to show the sub-total "Total assets less current liabilities" in the group balance sheet because it provides useful financial information being an indication of the level of the capital employed at the balance sheet date, namely total equity and non current liabilities. We believe this information is important to our shareholders, investors and other stakeholders as this balance sheet presentation has been consistently used for many years under UK GAAP prior to our adoption of IFRS.
                ________________________________________________

In connection with our response to your comment the company acknowledges that:

o It is responsible for the adequacy and accuracy of the disclosures in the filings;

o Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

o It may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Should you have any questions or comments regarding our responses please call me at + 44 20 7356 5511 or John Wroe, Director Group Financial Control and Treasury at + 44 20 7356 4963.

Yours sincerely,



/s/ Hanif Lalani OBE (Order of the British Empire)
Group Finance Director

Copies to:
   BT Group plc
   John Wroe
   Glyn Parry
   PricewaterhouseCoopers LLP
   Charles Bowman (Engagement audit partner)